April 9, 2009

VIA OVERNIGHT MAIL

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 3561
Washington, D.C.  20549

Re:          Dragon International Group, Corp.
Post Effective Amendment to Registration Statement
Filed March 20, 2009
File No. 333-150862

Dear Sir or Madam:

Thank you for your April 2, 2009 letter regarding Dragon International Group, Corp. (the “Company”).  Enclosed is Post Effective Amendment No. 2 , which has been marked to show changes from our prior submission.   The changes in the revised registration statement reflect the staff’s comments to the previously submitted material.  Also, in order to assist you in your review of the Registrant’s Form S-1, we hereby submit a letter responding to the comments.  For your convenience, we have set forth below the staff’s numbered comments in their entirety followed by our responses thereto.

Post-Effective Amendment to Form S-1, filed March 20, 2009

Signatures

1.
Please revise to include the signature of the company’s principal accounting officer or controller.   If one person acts in more than one capacity, you must indicate on the signature page all of the capacities in which the person is signing the form.

Response: Complied with. We have indicated that the chief financial officer is also signing in his capacity as the principal accounting officer.

 Risk Factors

2.
We note your disclosure that the company’s “disclosure controls and procedures were not effective because of the significant deficiency and the material weakness ….”  You indicate that the company continues to have material weaknesses in its financial officer or comptroller, and has not finished supplementing the financial officer or comptroller, and has not finished supplementing the accounting knowledge of its staff.  We also note you disclosure that the company began searching for a chief financial officer and providing additional training to its accounting staff in fiscal 2006.  Please revise you disclosure to address the status of the company’s efforts to remediate the material weaknesses in its disclosure controls and procedures.  Clarify what actions the company has taken to find an appropriate chief financial officer and train its accounting staff.  Also discuss the principal impediments to completing the company’s search and training (e.g., if you believe that the company has been unsuccessful because of a lack of qualified accountants in China, provide disclosure).  Additionally, please revise future 1934 Exchange Act filings as appropriate.

Response: Complied with. We have revised the requested risk factor to clarify what actions the company has taken to find an appropriate chief financial officer and train its accounting staff. We have also discussed the principal impediments to completing the company’s search and training and will revise all future 1934 Exchange Act filings as appropriate.
         .

Sincerely,

Hank Gracin